MedVector Corp



ANNUAL REPORT

898 N. Pacific Coast Highway

El Segundo , CA 90245

(310) 869-3100

https://medvectortrials.com/

This Annual Report is dated June 15, 2021.

BUSINESS

MedVector is the only company creating access to subjects beyond approved clinical trial sites. By unlocking patients trapped behind non-participating physicians and unapproved site locations, we create access to millions of new subject-candidates for clinical trials. We partner with CROs, sponsors, and existing patient recruitment companies to connect subjects beyond geographic and socioeconomic barriers, improving diversity and eliminating subject enrollment delays.

MedVector connects these out-of-reach subjects to existing, approved, clinical trial sites using our proprietary hardware/software combo called Prime-Control Technology. Our turnkey solution works within the existing protocol, without triggering new sites. Principal Investigators can now monitor these trapped subjects live, face-to-face, like they're in the same room.

Previous Offerings

Between 2020 and 2019, we sold 301,627 shares of common stock in exchange for $1.619562 per share under Regulation Crowdfunding.

Type of security sold: Convertible Note

Final amount sold: $600,000.00
Use of proceeds: Concept development, hospital network, legal pathways, partnership development, product design, operational expenses.
Date: April 15, 2018
Offering exemption relied upon: Section 4(a)(2)

Name: Preferred Stock
Type of security sold: Equity
Final amount sold: $249,999.37
Number of Securities Sold: 255,780
Use of proceeds: Build device
Date: July 17, 2019
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

• How long can the business operate without revenue:
We are raising to fund our launch. The cash balances plus crowdfund commitments gives us 5-7 months of runway.
• Foreseeable major expenses based on projections:
We've already built the majority of our tech. Still have about 10% in refinements and backend development. Our largest expense during our launch will be employee payroll & consulting fee expenses during our trial phase.
• Future operational challenges:
This is a challenging industry to bootstrap. A clinical study could last 1 year, so even if we launch with only a few subjects, we would need to stay operational throughout the entire study.
Because of this, access to capital is necessary to launch and scale. The good news is we have several VC's interested in funding our Series A once we have proven ourselves with some revenue.
• Future challenges related to capital resources:
Capital for devices, working capital for employee and operational expenses.
• Future milestones and events:
First we need to secure trial contracts, during which we plan to prove out our business concept. Once we secure contracts with our CRO and Pharma contacts we will group as many subjects together at specific partner locations and begin generating revenue.
After proving our process to Pharma we plan to utilize the results of the early successes to pitch VC investors for Series A funding, to be used to scale the business.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $170,947.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Individual
Amount Owed: $225,000.00
Interest Rate: 2.16%
Maturity Date: December 31, 2025

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Scott Stout
Scott Stout's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: CEO & Co-Founder
Dates of Service: June 06, 2017 - Present
Responsibilities: Build, operate, and scale MedVector.

Other business experience in the past three years:

Employer: Wells Fargo Private Bank
Title: Financial Advisor
Dates of Service: October 01, 2014 - April 15, 2018
Responsibilities: Wealth Management, Options Strategist, Team Ops

Employer: CleanBox Tech
Title: Board Member
Dates of Service: January 01, 2018 - September 15, 2019
Responsibilities: Advising on business aspects, market, and product fit.

Name: Ted Barduson
Teds primary role is with MedVector .
Positions and offices currently held with the issuer:
• Position: COO and Co-Founder
Dates of Service: July 01, 2017 - Present
Responsibilities: Securing initial contracts, building teams, processes and systems to ensure service delivery.

Other business experience in the past three years:

Executive Advisor for Carrus/Career Step
Company NameCarrus
Dates Employed2020
Employment Durationless than a year
LocationLehi, Utah, United States
Lead and coordinate mission-critical business initiatives for the Carrus Executive Team. Responsibilities include assisting in the transition of the company and customers associated with Panacea Healthcare Solutions' company sale.

● Implemented financial modeling analytics model measuring health system turnover rate to drive new hire process improvements with new mobile, at home employee.
● Carrus Education Advisory Board to identify data-driven relationship management scoring to increase health system partnership and Carrus customer retention/expansion.

President and General Manager, formerly a Career Step Company
Company NamePanacea Healthcare Solutions Full-time
Dates Employed2018 – 2020
Employment Duration2 yrs
LocationSt Paul, Minnesota, United States
Led high performing staff of 40 to manage operational activities of three business units- value $7.5M annual revenues; Increased recurring revenue from 27% to 59% while partnering with educational services of $60+M from Career Step with 150 employees. Led to the sale of Panacea Healthcare Solutions

Hands on customer-facing collaboration with six directors across all business units/functions, including HR, finance, customer service, business development, sales, marketing, and R&D/software engineering management. Restructuring of vision and strategic direction to reposition each division as a differentiated competitor in the market.
SELECTED CONTRIBUTIONS:
● Delivered newly defined recurring revenue vision and mission and strategy to current customers while adding 100+ new hospital customer acquisition, including Kaiser Health, Baylor Scott and White Health System, and Montefiore Sloan Kettering as referenceable strategic account
● Presented care plan analysis model to drive customer experience and employee accountability to mutually beneficial metrics.
● Coaching direct reports to re-engineer resource allocation expense control to mirror 85% consultant utilization via innovative project management and relationship building POD structure
● Evangelized corporate strategy with a tour of 3 field offices and 110+ customers.

Name: Ian Leaman
Ian is a Director of the Company and serves as it's factional/ part-time CFO.
• Position: Director and Part-time CFO
Dates of Service: November 2020 - Present
Responsibilities: Financial control, back-office set-up, fundraising support.

Other business experience in the past three years:

Member Board Of Directors

Company Name: Legion Creative Group
Dates EmployedAug 2019 – Present
Employment Duration1 yr 9 mos
LocationGreater Los Angeles Area
Legion Creative is a Hollywood based creative agency, working across the entertainment and brand sectors. It creates and produces posters to promote movies & TV shows

Managing Director
Company NameCREO | MONTMINY & Co.
Dates EmployedNov 2018 – Dec 2019
Employment Duration1 yr 2 mos
LocationLos Angeles
M&A advisory investment bank in Los Angeles

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Scott Stout

Amount and nature of Beneficial ownership: 4,249,500

Percent of class: 80.15

RELATED PARTY TRANSACTIONS

Name of Entity: Groves Family Holdings

Names of 20% owners: Kay Stout

Relationship to Company: Family member

Nature / amount of interest in the transaction: This is a credit line from a third party secured by the CEO's mothers' investment account.

Material Terms: The loan is attached to a credit line with an adjustable interest rate, currently 2.14%. There is no current maturity to the loan. Once paid back MedVector will still have access to this credit line until MedVector has the credit history to open it's own line.

OUR SECURITIES

Our authorized capital stock consists of 10,000,000 shares of Common Stock, par value $0.0001 per share. As of December 31, 2020, 5,301,872 shares of Common stock are Outstanding. In addition 828,802 shares of Common Stock are reserved pursuant to an Option Pool.

The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

ARTICLE 3

Stock

3.1 Certificates: Certificates of stock must be issued in numerical order. Each shareholder is entitled to a certificate signed by the President or a Vice President and the Secretary or Assistant Secretary. The certificate may be sealed with the Corporation's seal or a facsimile thereof. If an officer who has signed or whose facsimile signature appears on any stock certificate ceases to be an officer before the certificate is used, it may be issued by the Corporation and is valid as if the person were an officer on the date of issue.

3.2 Transfer: Transfers of stock must be made upon the corporation's stock transfer books. Stock transfer books must be kept at the Corporation's registered office, its principal place of business, or the office of its transfer agent or registrar. Before a new certificate is issued, the old certificate must be surrendered for cancellation. The Board of Directors may, by resolution, open a share register in any state of the United States, and may employ an agent or agents to keep such register, and to record transfers or shares therein.

3.3 Registered Owner: Shareholders will be treated by the corporation as the holders in fact of the stock registered in his or her name. The Corporation is not bound to recognize any equitable or other claim to or interest in any share on the part of any other person, except as expressly provided below or by the laws of the State of Delaware. The Board of Directors may resolve to adopt a procedure by which a shareholder of the Corporation may certify in writing to the Corporation that all or a portion of the shares registered in the shareholder's name are held for the account of a specified person or persons. The resolution must set forth:

(a) The classification of shareholder who may certify;
(b) The purpose or purposes for which the certification may be made;
(c) The form of certification and information to be contained therein;
(d) If the certification is with respect to a record date or closing of the stock transfer books, the date within which the certification must be received by the Corporation; and
(e) Other provisions with respect to the procedure as are deemed necessary or desirable.

Upon receipt of a certification complying with this procedure, the Corporation must treat the persons specified in the certification as the

3 Corporate Bylaws

D e l a w a r e holders of record of the number of shares specified in place of the shareholder making the certification.

3.4 Mutilated, Lost, or Destroyed Certificates: In case of any mutilation, loss or destruction of any stock certificate, another may be issued in its place on proof of such mutilation, loss or destruction. The Board of Directors may impose conditions on such issuance and may require the giving of a satisfactory bond or indemnity to the Corporation or the board may establish other procedures as they deem necessary.

3.5 Fractional Shares or Scrip: The Corporation may:

(a) Issue fractions of a share which entitle the holder to exercise voting rights, to receive dividends, and to participate in any of the Corporation's assets in the event of liquidation;

(b) Arrange for the disposition of fractional interests by those entitled thereto;

(c) Pay the fair market value, in cash, of fractions of a share as of the time when those entitled to receive such shares are determined; or

(d) Issue script in registered or bearer form which entitles the holder to receive a certificate for the full share upon surrender of such script aggregating a full share.

3.6 Shares of Another Corporation: Shares owned by the Corporation in another corporation, domestic or foreign, may be voted by officer, agent or proxy chosen by the Board of Directors or, in the absence of such determination, by the President of the Corporation.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year or longer. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, or longer, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the telemedicine industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering common stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing a telemedicine platform for connecting people and companies for clinical trial studies. Our revenues are therefore dependent upon the market for such need.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We are an early stage company and have not yet generated any profits

MedVector Corp was formed on 12/19/2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. MedVector Corp has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that MedVector's Prime Control Telemedicine is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on June 15, 2021.

MedVector Corp

By /s/ *Ian Leaman*

    Name: <u>Ian Leaman</u>

    Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

MedVector Corp
Comparative Profit and Loss
For the Years Ended 12/31/20 and 12/31/19

	2020	2019
Income		
Total Income	$0.00	$0.00
Expenses		
Bank Service Charges	$159.00	$240.00
Consulting Fees	$180,000.00	$240,015.00
Data Service	$468.00	$818.00
Dues/Subscriptions	$2,624.26	$558.78
Finance Charges	$3,136.75	$707.92
Gasoline	$418.99	$459.28
Interest	$6,803.72	$21,602.00
Legal Fees	$11,476.50	$1,065.00
Licenses/Filings	$45.00	$45.00
Lodging	$2,368.43	$1,600.62
Meals	$217.76	$2,029.13
Office Supplies	$2,641.54	$1,286.63
Parking	$54.75	$110.50
Professional Fees	$79,240.31	$50,707.69
Promotional	$9,804.88	
Prototype	$20,337.46	$165,076.13
Raise Consultant		$17,500.00
Shipping and Postage	$27.90	$491.55
Software Expense	$967.29	$287.94
Tax Payments		$225.00
Telephone	$439.38	
Transportation	$12.12	$1,060.01
Travel Expenses		$6,569.90
Web Hosting	$401.75	
Web Services	$567.95	
Total Expenses	$322,213.74	$512,456.08
Net Operating Income	($322,213.74)	($512,456.08)

MedVector Corp
Balance Sheet
As of December 31, 2020

	As of 12/31/20		As of 12/31/19	
ASSETS				
Current Assets				
Bank Accounts				
Checking		170,947.22		26,997.61
Total Bank Accounts	$	170,947.22	$	26,997.61
Receivable from Start Engine	$	21,028.58	$	0.00
Total Current Assets	$	191,975.80	$	26,997.61
Fixed Assets				
Software		266,692.00		226,692.00
Total Fixed Assets	$	266,692.00	$	226,692.00
TOTAL ASSETS	$	458,667.80	$	253,689.61
LIABILITIES AND EQUITY				
Liabilities				
Current Liabilities				
Credit Cards		12,959.20		15,489.54
AP/Accrued Expenses		0.00		18,062.46
Total AP & Accruals	$	12,959.20	$	33,552.00
Other Current Liabilities				
Loan Payable		300,000.00		175,000.00
Total Other Current Liabilities	$	300,000.00	$	175,000.00
Total Current Liabilities	$	312,959.20	$	208,552.00
Total Liabilities	$	312,959.20	$	208,552.00
Equity				
Preferred Stock		105.00		105.00
Common Stock		500.00		500.00
Additional Paid in Capital		1,291,476.73		868,692.00
Retained Earnings		-1,146,373.13		-824,159.39
Total Equity	$	145,708.60	$	45,137.61
TOTAL LIABILITIES AND EQUITY	$	458,667.80	$	253,689.61

CERTIFICATION

I, Ian Leaman, Principal Executive Officer of MedVector Corp, hereby certify that the financial statements of MedVector Corp included in this Report are true and complete in all material respects.

Ian Leaman

Principal Executive Officer